Contact

www.linkedin.com/in/kody-amburgey (LinkedIn)

Top Skills

Microsoft Excel

Financial Modeling

Teamwork

Certifications

Series 79

Series 63

Kody Amburgey

Co-Founder @ Lumi | VC Scout & Mentor | Ex-BAML Investment Banking

New York, New York, United States

Experience

Lumi Labs
Co-Founder & President
August 2024 - Present (1 year 2 months)
New York, New York, United States

Techstars
Mentor
March 2023 - Present (2 years 7 months)
Los Angeles, California, United States

On Deck
Angel Investor
March 2022 - Present (3 years 7 months)

On Deck Angels cohort 6 - investing in startups alongside a top group of operator angels.

Grishin Robotics
Venture Scout
March 2022 - Present (3 years 7 months)

Scouting Seed & Series A deals for Grishin's $100M venture fund.

Xeal
Head of Growth
January 2023 - August 2024 (1 year 8 months)
New York, New York, United States

Developed & led revenue growth initiatives at a Series B stage EV tech company.

Zebra
Co-Founder & CEO
June 2018 - December 2020 (2 years 7 months)
San Francisco, California

Raised a $12M Series A and led a 30 person team into the future of mobility.

SeedInvest
Venture Associate
September 2017 - May 2018 (9 months)
New York, New York, United States

Bank of America Merrill Lynch
Investment Banking Analyst | Leveraged Finance
July 2016 - September 2017 (1 year 3 months)
New York, New York, United States

Nittany Lion Fund, LLC
Director of Education
August 2015 - May 2016 (10 months)
University Park, PA

Bank of America Merrill Lynch
Investment Banking Summer Analyst
June 2015 - August 2015 (3 months)
New York, New York, United States

Nittany Lion Fund, LLC
1 year 2 months

Lead Manager | Healthcare Sector
January 2015 - May 2015 (5 months)
University Park, PA

Associate Manager | Healthcare & Consumer Sectors
April 2014 - December 2014 (9 months)
University Park, PA

Vector Marketing
Senior Sales Advisor
June 2013 - August 2013 (3 months)
Greater Philadelphia Area

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Education

Penn State University
Bachelor's Degree, Finance & Economics · (2012 - 2016)

Moorestown High School

High School · (2008 - 2012)